UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BLOX INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

095226106
(CUSIP Number)

Jag S. Sandhu
206 – 595 Howe Street
Vancouver, BC, V6C 2T5
778-218-9638
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. __

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Jag Sandhu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) __
(b) _x_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) __

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,295,913

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

5,295,913

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,295,913

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.87%

14.	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.

This Schedule 13D relates to Common Shares (the “Shares”) par value $0.00001 per share (the “Common Stock”) issued by Blox Inc., (the “Issuer”). The Issuer’s principal executive office is located at 600 – 666 Burrard Street, Vancouver, BC, Canada, V6C 3P6.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Jag Sandhu and his wife Amarjit Sandhu (“Sandhu”).

(b)	The business address of Sandhu is 206 – 595 Howe Street, Vancouver, BC, Canada, V6C 2T5.

(c)	Sandhu directly and indirectly (through his wife Amarjit Sandhu) beneficially owns 5,295,913 Shares of Common Stock.

(d)	During the last five years, Sandhu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Sandhu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sandhu is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

No shares were acquired.  This form is filed to indicate that the reporting person holds less than 5% of the issuers stock.

Item 4. Purpose of Transaction.

This form is filed to indicate that the reporting person holds less than 5% of the issuers stock.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, Sandhu is the direct and indirect beneficial owner of 5,295,913 Common Shares, of which he has voting and dispositive power, through the ownership of such Shares, as more fully described in Item 2(c) and Item 3 above. The 5,295,913 Shares beneficially owned by Sandhu represent 4.87% of the issued and outstanding shares, based on 108,611,814 issued and outstanding at September 10, 2015.

During the past 60 days the reporting person sold 207,087 of the issuers common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

The undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2015

/s/ Jag Sandhu
Name: Jag Sandhu